March 26, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Stephanie Hui, Esq.

VIA EDGAR

Re:	Registrant:	Gateway Trust
	File No.:	811-22099
	Filing Type:	Form N-1A

Dear Ms. Hui:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on March 13, 2014, regarding the post-effective amendment to the Gateway Trust (the “Registrant”) registration statement on Form N-1A for the Gateway International Fund (the “Fund”), which was filed with the Commission on January 28, 2014 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective automatically on April 1, 2014.

Prospectus

1.	Comment. On page 2 of the prospectus under the section “Principal Investment Strategies,” please confirm that the Gateway International Fund will invest at least 40% of its total assets in securities of non-U.S. companies.

Response. Registrant respectfully submits that the Fund’s investment strategy regarding investments in securities of non-U.S. issuers is clearly disclosed in the first paragraph of the section “Principal Investment Strategies” under the heading “Investments, Risks and Performance” in the Fund summary. Registrant believes that the Fund’s investment strategy of normally investing in a broadly diversified portfolio of common stocks of non-U.S. companies is consistent with the guidance provided in the adopting release for Rule 35d-1 under the Investment Company Act of 1940, which states that investment companies using the term “international” in their names would be expected to invest their assets in investments that are tied economically to a number of countries throughout the world.1 Registrant supplementally confirms that, under normal circumstances, at least 40% of its equity portfolio will be invested in the securities of non-U.S. issuers.

[1]	Investment Company Names Adopting Release, Release No. 24828 (Jan. 17, 2001).

2.	Comment. Include Acquired Fund Fees and Expenses in the “Annual Fund Operating Expenses” table pursuant to Instruction 3(f) to Item 3 of Form N-1A.

Response. Registrant respectfully submits that this disclosure is not required, as the Fund did not incur any such fees or expenses for the most recent fiscal period.

3.	Comment. In the “Example” paragraph in the summary section of the prospectus, please confirm that the example is based on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the first year and on Total Annual Fund Operating Expenses for the remaining years.

Response. The Registrant confirms that the Example is based on Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement for the first year and on Total Annual Fund Operating Expenses for the remaining years and has added appropriate disclosure in the Example paragraph to that effect.

4.	Comment. In the sub-section “Portfolio Turnover” in the summary section in the prospectuses, please include required additional disclosure if the Fund’s portfolio turnover rate is over 100%.

Response. The Fund’s portfolio turnover rate is not higher than 100%.

5.	Comment. Please add “Management Risk” to the “Principal Investment Risks” section of the prospectus and elaborate on the risks that are outlined in the summary section of the prospectus.

Response. In response to this comment, the Registrant has included the following disclosure for “Management Risk” in the Fund’s prospectus: “Management risk is the risk that the portfolio managers’ investment techniques could fail to achieve the Fund’s objective and could cause your investment in the Fund to lose value. The Fund is subject to management risk because the Fund is actively managed. The portfolio managers will apply their investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that such decisions will produce the desired results. For example, securities that the portfolio managers expect to appreciate in value may, in fact, decline. Similarly, in some cases, derivative and other investment techniques may be unavailable or the portfolio managers may determine not to use them, even under market conditions where their use could have benefitted the Fund.”

6.	Comment. With regards to “Options Risk” are there any additional risks inherent to FLEX options? If so, please include.

Response. In response to this comment, the Registrant will add the following disclosure to “Options Risk” in the “Principal Investment Risks” section of the prospectus: “Although FLEX options are traded on an exchange, they may be less liquid than other exchange-traded options.”

Statement of Additional Information

7.	Comment. In the paragraph labeled “Asset Segregation and Coverage” in the sub-section “Derivative Instruments” in the section “Investment Strategies and Risks” on page 21 of the Statement of Additional Information, please explain with specificity in this letter how the Fund will cover its obligations under each type of derivative (i.e., notional vs. marked-to-market), and how the Fund will comply with Section 18 of the Investment Company Act of 1940 (the “1940 Act”) requirements.

Response. The Registrant respectfully submits that the current disclosure provided in the “Asset Segregation and Coverage” paragraph in the Fund’s Statement of Additional Information under “Derivative Instruments” in the “Investment Strategies and Risks” section adequately indicates the different ways in which the Fund seeks to ensure that it will have sufficient liquid assets to meet its obligations under its derivative contracts. The actual methods used may vary from time to time and from transaction to transaction, and the Registrant respectfully submits that investor understanding is not enhanced by seeking to tie specific methodologies to specific transactions.

8.	Comment. In the section labeled “Other Derivatives; Future Developments” in the sub-section “Derivative Instruments” in the section “Investment Strategies and Risks” on page 32, please note the distinction that the Fund is excluded from the definition of a “Commodity Pool” rather than a “Commodity Pool Operator.”

Response. In response to this comment, the Registrant has revised the section “Other Derivatives; Future Developments” on page 32 of the Statement of Additional Information as follows:

Other Derivatives; Future Developments

The above discussion relates to the Funds’ proposed use of certain types of derivatives currently available. However, the Funds are not limited to the transactions described above. In addition, the relevant markets and related regulations are constantly changing and, in the future, the Funds may use derivatives not currently available or widely in use.

The Emerging Markets Opportunities Fund is registered as a commodity pool (the “Pool”) under the Commodity Exchange Act (the “CEA”) and Loomis Sayles is registered as a commodity pool operator (“CPO”) under the CEA with respect to the Pool. The CPO and the Pool are subject to dual regulation by the SEC and CFTC. Compliance with the CFTC’s new regulatory requirements could increase the Pool’s expenses, adversely affecting the Pool’s total return. The CPO and the Pool continue to analyze the effect that these new rules, including the CFTC’s recent harmonization of overlapping disclosure, reporting and recordkeeping requirements may have on the Pool.

As of the date of this Statement, the Adviser to each of the Capital Income Fund, Gateway International Fund, Select Fund and Senior Floating Rate and Fixed Income Fund (the “Excluded Funds”) has claimed an exclusion from the definition of a CPO under the CEA with respect to the Excluded Funds pursuant to Rule 4.5 under the CEA (the “exclusion”) promulgated by the CFTC. Accordingly, with respect to the Excluded Funds, the Adviser is not subject to registration or regulation as a CPO under the CEA. To remain eligible for the exclusion, each of the Excluded Funds will be limited in its ability to use certain financial instruments regulated under the CEA (“commodity interests”), including futures and options on futures and certain swaps transactions. In the event that an Excluded Fund’s investments in commodity interests are not within the thresholds set forth in the exclusion, the Adviser would be required to register as a CPO with the CFTC with respect to that Fund. The Adviser’s eligibility to claim the exclusion with respect to an Excluded Fund will be based upon, among other things, the level and scope of the Fund’s investment in commodity interests, the purposes of such investments and the manner in which the Fund holds out its use of commodity interests. Each Excluded Fund’s ability to invest in commodity interests (including, but not limited to, futures and swaps on broad-based securities indexes and interest rates) is limited by the Adviser’s intention to operate the Excluded Fund in a manner that would permit the Adviser to continue to claim the exclusion under Rule 4.5, which may adversely affect such Fund’s total return. In the event the Adviser becomes unable to rely on the exclusion in Rule 4.5 and is required to register with the CFTC as a CPO with respect to an Excluded Fund, such Fund’s expenses may increase, adversely affecting that Fund’s total return.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Gateway Trust

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.